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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depositary Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


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                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454
     *There is no CUSIP Number assigned to the Registered Shares.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


Alert
Converium Holding Ltd, Zug


Zug, Switzerland - 4 April 2007 - Converium informs its shareholders of incorrect information regarding Converium in today's SCOR presentation

Today's presentation by SCOR included information which could lead Converium's shareholders to false conclusions. Some of Converium's financial targets presented in the SCOR communication were factually incorrect or incomplete.

Paolo De Martin, Chief Financial Officer of Converium, comments: "We urge our shareholders to carefully review SCOR's analysis concerning Converium. Our return on equity target is 14% over the cycle, for the full year and beyond 2009, and not just for 2009, as erroneously stated by SCOR. We target a long term S&P capital adequacy ratio of 140%, which is well above the minimum security level required for an A- rating. This target already includes the anticipated USD 300 million of funds to be returned to shareholders in 2007. In addition, Converium intends to achieve a dividend payout-ratio of 25%-35%, and not 0%-35% as suggested by SCOR."

Paolo De Martin added: "We would like to reiterate the hostile nature of SCOR's actions. The hostility of the bid has the potential to destroy substantial value."

Converium recommends that shareholders consult Converium's documentation for Converium related details.

Enquiries

Beat W. Werder                Marco Circelli                Inken Ehrich
Head of Public Relations      Head of Investor Relations    Investor Relations Specialist

beat.werder@converium.com     marco.circelli@converium.com  inken.ehrich@converium.com
Phone:  +41 (0) 44 639 90 22  Phone:  +41 (0) 44 639 91 31  Phone:  +41 (0) 44 639 90 94
Fax:    +41 (0) 44 639 70 22  Fax:    +41 (0) 44 639 71 31  Fax:    +41 (0) 44 639 70 94


About Converium


Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on


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


currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it:

In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.


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